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Exhibit 99.3

Bookham Technology Q2 2004 Financial Results Analyst Conference Call

        Oxfordshire, UK: July 23, 2004: Bookham Technology plc ("Bookham") (LSE: BHM, NASDAQ: BKHM), a leading provider of optical components, modules and subsystems, announces its second quarter results on Wednesday July 28, 2004 for the period ending July 3, 2004.

        An analyst conference call will be held at 13.30 (BST), 08.30 (EST), following the 7.00am announcement of its Q2 2004 results. To access the call please dial in on:

UK/Continental Europe	+44 20 7162 0186
US participants	+188 222 0364

        To access a live webcast link for the call and for full detail please go to www.bookham.com

Notes to Editors

Contact:

Sharon Ostaszewska Bookham Technology plc Tel: +44 (0)1235 837000	or	Brian Dolby/Helen Lyman Smith GBCS Public Relations Tel: +44 (0) 115 950 8399 brian@gbcspr.com/helen@gbcspr.com

        Bookham Technology (LSE: BHM; NASDAQ: BKHM) is a global leader in the design, manufacture and marketing of optical components, modules and subsystems. Bookham's disruptive technologies and broad product range allow it to deliver an extensive range of cost effective optical functionality and solutions to customers, which offer higher performance, lower cost and provide greater subsystems capability to meet their customers' needs. The company's optical components, modules and subsystems are used in various applications and industries, including telecommunications, data communications, aerospace, industrial and military. In 2002, Bookham acquired the optical components businesses from Nortel Networks and Marconi. In 2003, the company acquired Ignis Optics, Inc. and the business of Cierra Photonics Inc. In March 2004, the company completed the acquisition of New Focus, Inc. In June 2004, the company acquired Onetta, Inc. The company, whose securities are traded on NASDAQ and the London Stock Exchange, is headquartered in the UK, with manufacturing facilities in the UK, US, Canada, China and Switzerland; offices in the UK, US, France, Italy, and China; and employs approximately 1750 people worldwide.

        More information on Bookham Technology is available at www.bookham.com

        Bookham is a registered trademark of Bookham Technology plc.

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  Exhibit 99.3
Bookham Technology Q2 2004 Financial Results Analyst Conference Call